Correspondence

AEGIS CAPITAL CORP.

March 22, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn: David Link

Re:  OPGEN INC. (the “Company”)
        File No. 333-230036
        Registration Statement on Form S-1 - Concurrence in Acceleration Request

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Aegis Capital Corp., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on March 25, 2019, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours, AEGIS CAPITAL CORP.

By:	/s/ Edward Tsuker
Name: Title:	Edward Tsuker Head of Investment Banking